

07007273


SEC MAIL
RECEIVED
PROCESSING
NOV 29 2007
WASH, D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67421 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Cohen Capital, Ltd~~ SFI Investments LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Euclid Ave., Suite 800
(No. and Street)

| Cleveland | Ohio | 44115-1877 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Degenshein, B/D Compliance Partners, Inc. 360-833-1484
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brockman, Coats, Gedelian & Co.
(Name – *if individual, state last, first, middle name*)

| 1735 Merriman Road | Akron | OH | 44313 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

11/30

1/8/8

## OATH OR AFFIRMATION

I, Mikel Harding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Capital, Ltd., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Kathleen Hodar O'Neill
Notary Public

**KATHLEEN HODAR**
**Notary Public, State of Ohio, Cuy. Cnty.**
**My commission expires Jan. 7 2009**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFI INVESTMENTS, dba
COHEN CAPITAL, LTD.

INDEPENDENT AUDITOR'S REPORT

SEPTEMBER 30, 2007



BROCKMAN, COATS, GEDELIAN & CO.

certified public accountants and consultants



SFI INVESTMENTS, dba
COHEN CAPITAL, LTD.

SEPTEMBER 30, 2007

TABLE OF CONTENTS



BROCKMAN, COATS, GEDELIAN & CO.
certified public accountants and consultants
1735 Merriman Road, Akron, Ohio 44313-9007
(330) 864-6661 FAX: (330) 864-6918

To the Member
SFI Investments, dba
Cohen Capital, Ltd.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of SFI Investments, dba Cohen Capital, Ltd. as of September 30, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFI Investments, dba Cohen Capital, Ltd. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brockman, Coats, Gedelian & Co.

November 27, 2007
Akron, Ohio

# STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2007

| | |
|---|---|
| **ASSETS** | |
| CASH AND CASH EQUIVALENTS | $ 97,104 |
| RESTRICTED CASH | 473 |
| ACCOUNTS RECEIVABLE | 30,000 |
| DUE FROM RELATED PARTY | 25,275 |
| TOTAL ASSETS | $ 152,852 |
| **LIABILITIES** | |
| DUE TO RELATED PARTY | $ 63,562 |
| **MEMBER'S EQUITY** | |
| MEMBER'S EQUITY | 89,290 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 152,852 |

*The accompanying notes are an integral part of these financial statements.*

## STATEMENT OF INCOME

## FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | |
|---|---|
| REVENUE | $ 115,000 |
| | |
| EXPENSES | |
| Subcontracted employee compensation and benefits | 54,125 |
| Other expenses | 46,872 |
| TOTAL EXPENSES | 100,997 |
| | |
| NET INCOME | $ 14,003 |

*The accompanying notes are an integral part of these financial statements.*

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | |
|---|---|
| BALANCE – OCTOBER 1, 2006 | $ 15,287 |
| NET INCOME | 14,003 |
| MEMBER'S EQUITY CONTRIBUTIONS | 60,000 |
| BALANCE – SEPTEMBER 30, 2007 | $ 89,290 |

*The accompanying notes are an integral part of these financial statements.*

# STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 14,003 |
| Changes in operating assets and liabilities | |
| Restricted cash | (473) |
| Accounts receivable | (30,000) |
| Due to related party, net | 3,287 |
| Accounts payable | (560) |
| Net cash used in operating activities | (13,743) |
| CASH FLOWS FROM FINANCING ACTIVITY | |
| Member's equity contributions | 60,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 46,257 |
| CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR | 50,847 |
| CASH AND CASH EQUIVALENTS – END OF YEAR | $ 97,104 |

*The accompanying notes are an integral part of these financial statements.*

# NOTES TO THE FINANCIAL STATEMENTS

## 1. ORGANIZATION

SFI Investments, dba Cohen Capital, Ltd. (the Company), an Ohio Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. The Company is a wholly-owned subsidiary of Sequoia Financial Group, Ltd.

The National Association of Securities Dealers, Inc. (NASD) and New York Stock Exchange (NYSE) consolidated their member regulation, enforcement and arbitration functions into a single self-regulatory organization (SRO) in July, 2007. This new entity has been named FINRA (Financial Industry Regulatory Authority).

The Company was approved as a broker-dealer on March 5, 2007.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation and Revenue Recognition

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

For investment banking services, contingent fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Retainers, charged at the beginning of most investment banking services, are non-refundable and recorded as revenue when the engagement letter is signed.

### Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

### Restricted Cash

The Company has $473 in a Central Registration Depository (CRD) Account with the FINRA that it uses to pay registration fees.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various investment banking activities in which counterparties primarily include private companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Three customers comprised approximately 70% of revenue during the year ended September 30, 2007. The remaining 30% of revenue was a refund from the NASD paid when it combined with the NYSE to create FINRA.

Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management, at September 30, 2007, all accounts receivable were considered collectible and therefore no allowance was necessary.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a single member LLC "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

The Company entered into a management services agreement (the Agreement) with Sequoia Financial Group, Ltd., the single member of the Company, whereby Sequoia Financial Group, Ltd. will provide subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

For the year ended September 30, 2007, $63,562, of expenses were allocated to the Company under the Agreement and consisted of the following:

| | |
|---|---|
| Subcontracted employees | $ 54,125 |
| Office administration/facilities cost | 9,437 |
| Total | $ 63,562 |

At September 30, 2007, the due to related party consisted of the amount due to Sequoia Financial Group, Ltd. related to services under the Agreement.

At September 30, 2007, due from related party consisted of a payment made by a customer of the Company to the related party.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 12½% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts and the Company is within its first year of broker-dealer status per 15c3-1(a)(1)(ii). Net capital may fluctuate on a daily basis. At September 30, 2007, the Company had net capital of $33,542, which was $25,597 in excess of its required net capital of $7,945.

NOTES TO THE FINANCIAL STATEMENTS

4. NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1. At September 30, 2007, the ratio was 1.89 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

# SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2007

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total member's equity from statement of financial condition | | $ 89,290 |
| Less: Non-allowable assets | | |
| Restricted cash | $ 473 | |
| Accounts receivable | 30,000 | |
| Due from related party | 25,275 | 55,748 |
| NET CAPITAL | | $ 33,542 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION | | $ 63,562 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 12½% OF AGGREGATE INDEBTEDNESS | | $ 7,945 |
| MINIMUM REQUIRED NET CAPITAL | | $ 5,000 |
| NET CAPITAL REQUIREMENT | | $ 7,945 |
| EXCESS NET CAPITAL | | $ 25,597 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 1.89 to 1 |

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of September 30, 2007, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

SCHEDULES II AND III –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.



BROCKMAN, COATS, GEDELIAN & CO.
certified public accountants and consultants
1735 Merriman Road, Akron, Ohio 44313-9007
(330) 864-6661 FAX: (330) 864-6918

To The Member
SFI Investments, dba
Cohen Capital, Ltd.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of SFI Investments, dba Cohen Capital, Ltd. (the Company) as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, board of directors, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Bruckman, Cook, Schlie & Co.

November 27, 2007
Akron, Ohio

END